Exhibit 99.1

DHT Holdings, Inc. reports fourth quarter 2013 results and the acquisition of two VLCCs

HAMILTON, BERMUDA, January 22, 2014 – DHT Holdings, Inc. (NYSE:DHT) ("DHT" or the "Company") today announced:

Financial and operational highlights:
USD mill. (except per share)

	Q4 2013	Q3 2013	Q2 2013	Q1 2013	2013	2012
Net Revenue1	27.8	11.2	10.3	12.4	61.6	86.4
EBITDA1,2	18.9	3.2	0.9	4.2	27.2	43.1
Adjusted Net Income 1,3	11.5	(4.1)	(7.7)	(3.1)	(3.5)	6.0
Adjusted EPS3	0.48	(0.26)	(0.50)	(0.20)	(0.24)	0.39
Interest bearing debt	156.4	156.4	156.4	203.7	156.4	212.7
Cash	126.1	50.0	43.1	75.5	126.1	71.3
Dividend4	0.02	0.02	0.02	0.02	0.08	0.52
Fleet (dwt)	1,776,349	1,776,349	1,776,349	2,086,315	1,776,349	2,086,315
Spot exposure5	41.7%	72.2%	83.1%	80.8%	69.8%	31%
Unscheduled off hire5	0.83%	0	0.25%	1.32%	0.61%	0.19%
Scheduled off hire5	0	2.4%	2.2%	0	1.13%	0.88%

Highlights of the quarter:

•	EBITDA for the quarter of $18.9 million and net income for the quarter of $11.5 million ($0.48 per share) including $15.4 million in revenue related final settlement of sale of OSG claim.

•	The Company will pay a dividend of $0.02 per common share for the quarter payable on February 13, 2014 for shareholders of record as of February 6, 2014.

•
In line with the Company's communicated strategy, DHT has agreed to acquire two VLCCs built in 2006 and 2007 for a total of $99.0 million. The vessels will be delivered during February 2014. The Company will fund the acquisition through a combination of conventional mortgage financing and an acquisition facility.  DHT considers this an attractive addition to its fleet and will continue to pursue investment opportunities and grow the Company.

1Net of voyage expenses. Q4 2013 and 2013 includes $15.4 million in payment from Citigroup related to final settlement of sale of OSG claim.
2 adjusted for impairment charges of $100.5 million in 2012.
3 adjusted for loss on sale of vessels in 2012, Q1 2013 and Q2 2013, non-cash impairment charge in 2012 and non-cash swap related items. EPS is calculated assuming all preferred shares issued on November 29, 2013 and May 3, 2012 had been exchanged for common stock and applying the 12:1 reverse stock split which was effective as of close of business on July 16, 2012 retrospectively.
4 per common share. Historical dividend per share adjusted for 12:1 reverse split.
5 as % of total operating days in period.

•	On November 29, 2013 the Company completed a private placement of shares generating net proceeds of $106.7 million.

•
During the fourth quarter the Company entered into agreements with Hyundai Heavy Industries ("HHI") for the construction of two VLCCs with a contract price of $92.7 million each, including certain additions and upgrades to the standard specification. In January 2014 the Company entered into an agreement for a third VLCC at HHI at identical contractual terms. Subsequently, the Company's orderbook consist of three VLCCs that are scheduled for delivery in April, July and September 2016.  In December the Company paid 20% pre-delivery installments on two of vessels totaling $37.1 million and in January 2014 the Company paid $18.6 million on the third vessel.

•
In November 2013 DHT agreed a final claim amount of $46.0 million with OSG related to the claim of $51.8 million filed with the Bankruptcy Court (the "Court") in March 2013.  The amount was approved by the Court in December. In February 2013 DHT sold the claim to Citigroup for a purchase price equal to 33.25% of the amount of the claim ultimately allowed and DHT received an initial payment of approximately $6.9 million in the first quarter of 2013.  The final payment of $8.5 million was received in January 2014. The full amount of $15.4 million received related to the sale of the claim has been recorded as shipping revenue in the fourth quarter of 2013.

•
In November DHT agreed to a final claim amount of $1.5 million with OSG related to six further claims in the amount of $3.4 million filed with the Court in May 2013. These claims have not been assigned to a third party and, as the amount, timing and form of any recovery is not known, DHT has not reflected this amount in its financial statements.

`

Fourth Quarter 2013 Financials
We reported shipping revenues for the fourth quarter of 2013 of $30.9 million compared to shipping revenues of $20.6 million in the fourth quarter of 2012. The increase was due to the $15.4 million in payment from Citigroup related to final settlement of the sale of the OSG claim in the fourth quarter of 2013 offset by vessels coming off fixed rate charters and a fleet reduction from nine to eight vessels.

Voyage expenses for the fourth quarter of 2013 were $3.1 million, compared to voyage expenses of $3.7 million in the fourth quarter of 2012. Vessel operating expenses for the fourth quarter of 2013 were $6.6 million, compared to $4.7 million in the fourth quarter of 2012. The increase was due to two vessels on bareboat charters redelivered from the charterer and now operated by us offset by a reduction in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $6.5 million for the fourth quarter 2013, compared to $7.6 million in the fourth quarter of 2012. The decline is due to the fleet reduction from nine to eight vessels and the impairment charge of $100.5 million in 2012. The impairment test performed as of December 31, 2013 using the "value in use" method did not result in an impairment charge. Commencing with the third quarter of 2012, we changed the estimated useful life of the vessels for the calculation of depreciation from 25 years to 20 years.

General & administrative expense ("G&A") for the fourth quarter of 2013 was $2.3 million compared to $2.4 million in the fourth quarter of 2012 and includes non-cash charges related to restricted share agreements for our management and board of directors.

Net financial expenses for the fourth quarter of 2013 were $0.8 million, compared to $0.5 million in the fourth quarter of 2012.

We had net income in the fourth quarter of 2013 of $11.5 million, or $0.48 per diluted share, compared to a loss of $6.3 million, or $0.41 per diluted share (as adjusted for the Reverse Stock Split), in the fourth quarter of 2012. The improvement was mainly due to $15.4 million in payment from Citigroup related to the settlement of the OSG claim recorded as shipping revenues in the fourth quarter of 2013 and the impairment charge of $8.0 million in the fourth quarter of 2012.

Net cash provided by operating activities for the fourth quarter of 2013 was $7.4 million compared to net cash provided by operating activities of $3.4 million for the prior-year period.

Net cash used by investing activities for the fourth quarter of 2013 was $37.1 million, compared to zero for the prior-year period. The increase was due to the pre-delivery installments of $37.1 million in the fourth quarter of 2013 related to the two VLCC newbuildings ordered.

Net cash provided by financing activities for the fourth quarter of 2013 was $105.8 million, compared to $4.3 million used in financing activities for the prior-year period. In the fourth quarter of 2013 we completed a private placement of shares generating net proceeds of $106.1 million after expenses. In the fourth quarter of 2012 we made a repayment of long term debt totaling $4.0 million.

At the end of the fourth quarter of 2013, our cash balance was $126.1 million, compared to $71.3 million at the end of fourth quarter 2012. As of the date of our most recent compliance certificates submitted for the fourth quarter, we remain in compliance with our financial covenants.

We declared a cash dividend of $0.02 per common share for the fourth quarter of 2013 payable on February 13, 2013 for shareholders of record as of February 6, 2013. When determining the dividend our Board has taken into account the general business conditions.

As of December 31, 2013, we had 29,040,974 shares of our common stock and 97,579 shares of our Series B Participating Preferred Stock outstanding.  Our shareholders approved an amendment to our amended and restated articles of incorporation to increase the authorized number of shares of common stock to 150,000,000 and capital stock to 151,000,000 on January 20, 2014, and such amendment was filed with the Republic of the Marshall Islands on January 20, 2014.  As a result of such amendment to our amended and restated articles of incorporation, each share of our previously outstanding Series B Participating Preferred Stock will be mandatorily exchanged for 100 shares of our common stock on February 4, 2014.  Subsequent to the exchange of the Series B Participating Preferred Stock into shares of our common stock, we will have 38,798,874 shares of our common stock outstanding.

Results for 2013
In 2013 we had shipping revenues of $87.0 million, compared to shipping revenues of $97.2 million in 2012.  The decrease in revenues was mainly due to a reduction in the fleet from 12 vessels as of January 1, 2012 to eight vessels as of May 2013 and vessels coming off fixed rate charters offset by the $15.4 million related to the sale of the claim against OSG recorded as shipping revenues in the fourth quarter 2013.

Voyage expenses for 2013 were $25.4 million, compared to $10.8 million in 2012. The increase was due to more vessels operating in the spot market after coming off time charters and bareboat charters.

Vessel operating expenses in 2013 were $24.9 million compared to $24.4 million for 2012. The increase is related to the two Suezmax vessels having been redelivered from their bareboat charters and now being operated by us offset by the reduction in the fleet.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, were $26.2 million in 2013 compared with $32.1 million in 2012. The decline was due to the reduction in the fleet and the impairment charge of $100.5 million in 2012. We had loss on sale of vessels of $0.7 million in 2013 compared to $2.2 million in 2012. Commencing with the third quarter of 2012, we changed the estimated useful life of the vessels for the calculation of depreciation from 25 years to 20 years.

G&A in 2013 was $8.8 million including non-cash cost related to restricted share agreements for our management and board of directors, compared to $9.8 million in 2012. The decrease was due to lower expenses related to incentive compensation in 2013.

Net financial expenses were $4.9 million in 2013 compared to $4.4 million in 2012. The increase is mainly due to a gain on derivative financial instruments in 2012 offset by lower interest expenses in 2013 as a result of reduction in long term debt.

We had a net loss in 2013 of $4.1 million, or $0.24 per diluted share, compared to a net loss of $94.1 million or $7.83 per diluted share (as adjusted for the Reverse Stock Split) in 2012.

In 2013 net cash provided by operating activities was $23.1 million, compared to $21.2 million in 2012. The increase was mainly due to less use of cash for operating assets and liabilities during 2013 (mainly related to declines in our accounts receivable and prepaid charter hire) offset by higher net income in 2012 (after adjusting the 2012 period for the $100.5 million impairment charge).

Net cash used in investing activities was $16.9 million in 2013 compared to net cash generated from investing activities of $9.8 million in 2012. In 2013 we invested $39.2 million in vessels offset by sale of a vessel totaling $22.2 million. In 2012 we invested $3.8 million in vessels offset by sale of vessels totaling $13.7 million.

Net cash provided by financing activities in 2013 was $48.6 million, compared to $2.3 million used in financing activities in 2012. In 2013 we issued stock generating net proceeds of $106.1 million after expenses offset by repayment of long term debt totaling $56.3 million and cash dividends paid totaling $1.2 million. In 2012 we issued stock generating net proceeds of $75.9 million after expenses offset by repayment of long term debt totaling $69.2 million and cash dividends paid totaling $9.0 million.

Working capital, defined as total current assets less total current liabilities, was $140.3 million as of December 31, 2013 compared with $73.2 million at December 31, 2012.  As of December 31, 2013 we had commitments for capital expenditures (other than for mandatory interim and special surveys) totaling $148.3 million related to the agreements with HHI for the construction of two VLCCs with a contract price of $92.7 million each.

As of December 31, 2013, we had 29,040,974 shares of our common stock and 97,579 shares of our Series B Participating Preferred Stock outstanding.  Our shareholders approved an amendment to our amended and restated articles of incorporation to increase the authorized number of shares of common stock to 150,000,000 and capital stock to 151,000,000 on January 20, 2014, and such amendment was filed with the Republic of the Marshall Islands on January 20, 2014.  As a result of such amendment to our amended and restated articles of incorporation, each share of our previously outstanding Series B Participating Preferred Stock will be mandatorily exchanged for 100 shares of our common stock on February 4, 2014.  Subsequent to the exchange of the Series B Participating Preferred Stock into shares of our common stock, we will have 38,798,874 shares of our common stock outstanding.

As of December 31, 2013, our cash balance was $126.1 million, compared to $71.3 million as of December 31, 2012.

We monitor our covenant compliance on an ongoing basis. Decline in vessel values could result in our company no longer being in compliance with our minimum value covenants. Such non-compliance could result in us making pre-payments under our credit agreements. As of the date of our most recent compliance certificates submitted for the fourth quarter of 2013, we remain in compliance with our financial covenants. Second-hand tanker values can be highly volatile. We will assess the market value of our fleet in subsequent quarters and, depending on second-hand values at those times, may be required to pay down a portion of our indebtedness to banks in accordance with the terms of our outstanding credit facilities.

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EST on Thursday January 23, 2014, to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 212 444 0896 within the United States, 23162771 within Norway and +44 20 3427 1906 for international callers. The passcode is "DHT".  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through January 30, 2014.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 9653638# as the pass code.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Aframax and Suezmax segments. We operate out of Oslo, Norway, through our wholly owned management company. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a clean corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 29, 2013.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	December 31, 2013	December 31, 2012
Current assets
Cash and cash equivalents		$126,065	71,303
Accounts receivable	8,10	$16,951	13,874
Prepaid expenses		$230	485
Bunkers		$2,825	3,616
Total current assets		146,072	89,278

Non-current assets
Vessels	5	$263,142	310,023
Advances for vessels under construction	5	$37,095	–
Other property, plant and equipment		$291	458
Total non-current assets		300,527	310,481

Total assets		446,599	399,759

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$3,529	6,199
Derivative financial instruments	4	$–	772
Current portion long term debt	4	$–	9,000
Deferred Shipping Revenues		$2,271	155
Total current liabilities		5,800	16,125

Non-current liabilities
Long term debt	4	$156,046	202,637
Total non-current liabilities		156,046	202,637

TTotal liabilities		161,846	218,762

Stockholders' equity
Stock	6.7	$291	95
Additional paid-in capital	6.7	$492,027	386,159
Retained earnings/(deficit)		$(210,682)	(205,258)
Reserves		$3,118	–
Total stockholders equity		284,753	180,997

Total liabilities and stockholders' equity		446,599	399,759

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q4 2013	Q4 2012	12 months 2013	12 months 2012
	Note	Oct. 1 - Dec. 31, 2013	Oct. 1 - Dec. 31, 2012	Jan. 1 - Dec. 31, 2013	Jan. 1 - Dec. 31, 2012
Shipping revenues	10	$30,943	20,580	$87,012	97,194

Operating expenses
Voyage expenses		(3,148)	(3,683)	(25,400)	(10,822)
Vessel operating expenses		(6,583)	(4,737)	(24,879)	(24,387 cC )
Charter hire expense		–		–	(6,892)
Depreciation and amortization	5	(6,475)	(7,547)	(26,230)	(32,077)
Impairment charge	5	–	(8,000)	–	(100,500)
Profit /(loss), sale of vessel		–	–	(669)	(2,231)
General and administrative expense		(2,332)	(2,388)	(8,827)	(9,788)
Total operating expenses		$(18,538)	(26,355)	$(86,005)	(186,698)

Operating income		$12,405	(5,775)	$1,007	(89,504)

Interest income		65	83	182	272
Interest expense		(963)	(1,665)	(4,784)	(7,330)
Fair value gain/(loss) on derivative financial instruments	4	–	1,169	–	2,702
Other Financial income/(expenses)		119	(41)	(325)	(33)
Profit/(loss) before tax		$11,626	(6,229)	$(3,919)	(93,893)

Income tax expense		(168)	(38)	(207)	(161)
Net income/(loss) after tax		$11,458	(6,267)	$(4,126)	(94,054)
Attributable to the owners of parent		$11,458	(6,267)	$(4,126)	(94,054)

			(Adjusted)*		(Adjusted)*
Basic net income/(loss) per share		0.48	(0.41)	(0.24)	(7.83)
Diluted net income/(loss) per share		0.48	(0.41)	(0.24)	(7.83)

Weighted average number of shares (basic)		23,695,897	15,419,683	17,541,310	12,012,133
Weighted average number of shares (diluted)		23,751,097	15,419,683	17,555,110	12,012,133

*To adjust for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$11,458	(6,267)	$(4,126)	(94,054)

Other comprehensive income:
Remeasurement of defined benefit obligation (loss)		(113)		(113)	–
Reclassification adjustment from previous cash flow hedges			206		756

Total comprehensive income for the period		$11,345	(6,061)	$(4,239)	(93,298)

Attributable to the owners of parent		$11,345	(6,061)	$(4,239)	(93,298)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q4 2013	Q4 2012	12 months 2013	12 months 2012
	Note	Oct. 1 - Dec. 31, 2013	Oct. 1 - Dec. 31, 2012	Jan. 1 - Dec. 31, 2013	Jan. 1 - Dec. 31, 2012
Cash Flows from Operating Activities:
Net income / (loss)		11,458	(6,268)	(4,126)	(94,054)
Items included in net income not affecting cash flows:					–
Depreciation and amortization	5	6,518	7,630	26,939	32,404
Impairment charge	5	–	8,000	–	100,500
(Profit) / loss, sale of vessel	5	–	–	669	2,231
Fair value gain/(loss) on derivative financial instruments		–	(540)	(772)	(2,073)
Compensation related to options and restricted stock		469	160	3,118	887
Changes in operating assets and liabilities:		–	–		–
Accounts receivable	10	(2,907)	2,030	(3,075)	(7,501)
Prepaid expenses		(162)	(1,266)	255	–
Other long term receivables		–	(54)	–	–
Accounts payable and accrued expenses		(32)	(11,461)	(2,786)	(7,586)
Deferred income		(6,894)	–	–	–
Prepaid charter hire		835	5,733	2,117	–
Other non-current liabilities		–	149	–	–
Bunkers		(1,882)	(737)	791	(3,616)
Net cash provided by operating activities		7,402	3,376	23,130	21,192

Cash Flows from Investing Activities:
Decrease/(increase) in vessel acquisitions deposits			–		–
Investment in vessels	5	(37,095)	(17)	(39,207)	(3,819)
Sale of vessels	5	–	–	22,233	13,662
Investment in property, plant and equipment		4	(13)	29	(23)
Net cash used in investing activities		(37,091)	(30)	(16,945)	9,820

Cash flows from Financing Activities
Issuance of stock	6.7	106,063	–	106,063	75,944
Cash dividends paid	7	(313)	(286)	(1,186)	(9,040)
Issuance of long term debt	4	–	–	–	–
Repayment of long-term debt	4	–	(4,000)	(56,300)	(69,237)
Net cash provided by/(used) in financing activities		105,750	(4,286)	48,577	(2,333)

Net increase/(decrease) in cash and cash equivalents		76,062	(940)	54,763	28,679
Cash and cash equivalents at beginning of period		50,003	72,243	71,303	42,624
Cash and cash equivalents at end of period		126,065	71,303	126,065	71,303

Specification of items included in operating activities:
Interest paid		926	1,561	3,954	6,872
Interest received		81	122	213	240

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES (UNAUDITED)
IN SHAREHOLDERS' EQUITY
($ in thousands except shares)
Unaudited

	Note	Shares	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Reserves	Cash Flow Hedges	Total equity
Balance at January 1, 2012		5,370,897	$53.7090	$309,314				$(102,164)		$(756)	$206,448
Net income/(loss) after tax								(94,054)			(94,054)
Other comprehensive income										756	756
Total comprehensive income								(94,054)		756	(93,297)
Cash dividends declared and paid	7							(9,040)			(9,040)
Issue of stock		2,503,200	25	17,000	442,666	5	58,969				75,999
Exchange of preferred stock		1,246,168	12	9,753	(73,304)	(1)	(9,765)				(0)
Compensation related to options and restricted stock		20,612	0	888							888
Balance at Dec. 31, 2012		9,140,877	$91	$336,955	369,362	$4	$49,204	(205,258)	$–	$0	$180,997

Unaudited		Common Stock			Preferred Stock

	Note	Shares	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Reserves	Cash Flow Hedges	Total equity
Balance at January 1, 2013		9,140,877	$91	$336,955	369,362	$4	$49,204	(205,258)			$180,997
Net income/(loss) after tax								(4,126)			(4,126)
Other comprehensive income								(113)			(113)
Total comprehensive income								(4,239)		–	(4,239)
Cash dividends declared and paid	7							(1,186)			(1,186)
Issue of stock		13,400,000	134	61,293	97,579	1	44,634				106,062
Exchange of preferred stock		6,349,730	63	49,144	(369,362)	(4)	(49,204)				(0)
Compensation related to options and restricted stock		150,368	1	–					3,118		3,119
Balance at Dec. 31, 2013		29,040,975	$290	$447,393	97,579	$1	$44,634	(210,683)	$3,118	$–	$284,753

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD
ENDED DECEMBER 31, 2013

Note 1 – General information
DHT Holdings, Inc. ("DHT" or the "Company") is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company's principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company's principal activity is the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company's Board of Directors (the "Board") on January 22, 2014 and authorized for issue on January 22, 2014.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT's audited consolidated financial statements included in its Annual Report on Form 20-F for 2012. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB").

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2012 audited consolidated financial statements, except for the following new accounting principles:

Vessels under construction - Pre-delivery installments
The initial pre-delivery installments made for vessels ordered in 2013, have been recorded in the balance sheet as "Advances for vessels under construction" under Non-current Assets. Vessels under construction are presented at cost less identified impairment losses, if any. Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs, if any, incurred during the construction period.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2013 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

•
Amended IAS 1; "Presentation of items of Other Comprehensive Income". The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or "recycled") to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

•
IAS 19 (revised 2011); "Employee Benefits". The amendments to IAS 19 Employee Benefits, proposes major changes to the accounting for employee benefits, including the removal of the option for deferred recognition of changes in pension plan assets and liabilities (known as the "corridor approach"). The result is greater balance sheet volatility for the Company since the corridor approach has been used. In addition, these amendments will limit the changes in the net pension asset (liability) recognized in profit or loss to net interest income (expense) and service costs. Expected returns on plan assets will be replaced by a credit to income based on the corporate bond yield rate. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

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IFRS 13; "Fair Value Measurement". IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The standard defines "fair value" in the context of IFRS as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is not an entity-specific measurement, but rather is focused on market participant assumptions for a particular asset or liability. Therefore, when measuring fair value, an entity considers the characteristics of the asset or liability, if market participants would consider those characteristics when pricing the asset or liability at the measurement date. This standard becomes effective for annual periods beginning on or after January 1, 2013.

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IFRS 10; "Consolidated Financial Statements". IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard becomes effective for annual periods beginning on or after January 1, 2013.

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IFRS 11; "Joint Arrangements". IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. This standard becomes effective for annual periods beginning on or after January 1, 2013.

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IFRS 12; "Disclosure of Interests in Other Entities". IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity's interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after January 1, 2013.

Note 3 – Segment reporting
Since DHT's business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:

As of December 31, 2013, six of the Company's eight vessels were on charter, pursuant to time charters to different customers for periods up to 18 months. One vessel operate in a commercial pool and one vessel operated in the spot market.

For the period from January 1, 2013 to December 31, 2013, one customer represented $7.4 million of the Company's revenues. For the period from October 1, 2013 to December 31, 2013, three customers, not including the $15.4 million in payment from Citigroup related to final settlement of the sale of the OSG claim, represented $3.8 million, $3.5 million, and $1.6 million, respectively, of the Company's revenues. For the period from January 1, 2012 to December 31, 2012, two customers represented $59.3 million and $11.8 million, respectively, of the Company's revenues. For the period from October 1, 2012 to December 31, 2012, two customers represented $15.9 million and $3.0 million, respectively, of the Company's revenues.

Note 4 – Interest bearing debt
As of December 31, 2013, DHT had interest bearing debt totalling $156.4 million, of which $113.3 million is priced at Libor+1.75%, $18.4 million is priced at Libor+3.00% and $24.8 million is priced at Libor+2.75%. Interest is payable quarterly in arrears. As of December 31, 2013, three month Libor was 0.25%. As of December 31, 2012, the Company had one interest rate swap in an amount of $65 million under which DHT pays a fixed rate of 5.95% including margin of 0.85%. The interest rate swap expired on January 18, 2013. From January 1, 2009, the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle. The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i) the "Value-to-Loan Ratio" will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two amendments became effective upon the completion of the equity offering in early May 2012 at which time the above prepayments were made. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

In April 2013 the Company's wholly owned subsidiary, DHT Maritime, Inc., amended its credit agreement with the Royal Bank of Scotland ("RBS") whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next scheduled installment would at the earliest take place in Q2 2016. In April 2013 the Company made a prepayment of $25 million and the margin has increased to 1.75%. DHT Maritime's financial obligations under the credit agreement are guaranteed by DHT Holdings.

As of the date of our most recent compliance certificates submitted for the fourth quarter of 2013, we remain in compliance with our financial covenants.

Scheduled debt repayments (USD million)

	January 1 to March, 2014	2014	2015	2016	*	2017	Thereafter	Total
RMS*	–	–	–	–		113.3	–	113.3
DVB	–	–	2.4	15.9		–	–	18.4
DNB	–	–	2.5	22.3		–	–	24.8
Total	–	–	4.9	38.2		113.3	–	156.4
Unamortized upfront fees								(0.4)
Total long term debt								156.0

*Commencing with the second quarter of 2016, installments under the RBS credit facility is equal to free cash flow for DHT Maritime, Inc. during the preceding quarter capped at $7.5 million per quarter.

Measurement of fair value:
It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the balance sheet. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 7. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable.

		Notional amount		Fair value
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	Expired	2013	2012	2013	2012
Swap pays 5.95%, receive floating	Jan. 18, 2013	$–	$65,000	$–	$(771)
Carrying amount				$–	$(771)

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed an impairment test using the "value in use" method as of December 31, 2013.

In assessing "value in use", the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the fourth quarter of 2013. The impairment test has been performed using an estimated weighted average cost of capital of 8.83%.

The impairment tests performed in 2012 resulted in a non-cash impairment charges totaling of $100.5 million using an estimated weighted average cost of capital of 8.39%. The main changes from impairment tests prior to the third quarter of 2012 are that we assumed an estimated useful life of 20 years, down from 25 years and a reassessment of the two long-term bare boat charters for DHT Target (formerly Overseas Newcastle) and DHT Trader (formerly Overseas London) with OSG due to the announcement by OSG regarding its solvency.

Cost of Vessels		Depreciation and impairment*
At January 1, 2012	$659,815	At January 1, 2012	$205,273
Additions**	3,818	Depreciation expense	31,944
Disposals	(50,075)	Disposals	(34,182)
At December 31, 2012	613,558	Impairment	100,500
Additions**	2,120	At December 31, 2012	303,535
Disposals	(49,866)	Depreciation expense	26,091
At December 31, 2013	$565,812	Disposals	(26,956)
		At December 31, 2013	$302,670

Carrying Amount
At December 31, 2012	310,023
At December 31, 2013	263,142
*Accumulated numbers
**Relates to drydocking of vessels

Vessels under construction
During the fourth quarter of 2013 we entered into agreements with HHI for the construction of two VLCCs with a contract price of $92.7 million each and paid 20% pre-delivery installment relating to these vessels totaling $37.1 million.

Cost of vessels under construction
At January 1, 2012	$0
Additions	0
Disposals	0
At December 31, 2012	0
Additions	37,095
Disposals	0
At December 31, 2013	$37,095

Carrying Amount
At December 31, 2012	–
At December 31, 2013	$37,095

The following table is a timeline of future expected payments and dates relating to vessels under construction as of December 31, 2013*:

Vessels under construction (USD million)	Dec. 31, 2013	Dec. 31, 2012
Not later than one year	18.5	-
Later than one year and not later than three years	129.8	-
Later than three years and not later than five years	–	-
Total	148.3	-
*These are estimates only and are subject to change as construction progresses.

In January 2014 the Company entered into an agreement for a third VLCC HHI at identical contractual terms as the two vessels ordered in the fourth quarter of 2013 and paid 20% pre-delivery installment related to this vessel totaling $18.6 million.

Note 6 – Equity Offerings

Backstopped equity offering
A backstopped equity offering and a concurrent private placement of common stock and Series A Participating Preferred Stock by the Company closed on May 2, 2012. DHT issued a total of 30,038,400 shares of common stock with par value of $0.01 per share and 442,666 shares of Series A Participating Preferred Stock with par value of $0.01 per share for total net proceeds of $76.0 million after expenses amounting to $4.0 million. Upon effectiveness of the reverse stock split on July 17, 2012, the Series A Participating Preferred shares became exchangeable into 7,525,322 shares of common stock on a split-adjusted basis and assuming no further adjustments. The Series A Participating Preferred shares which had not been voluntarily exchanged by each shareholder prior to June 30, 2013, were automatically exchanged for shares of common stock on July 1, 2013. Subsequent to the exchange of the Series A Participating Preferred Stock into shares of common stock DHT had 15,640,975 shares of common stock outstanding as of September 30, 2013.

Private Placement
On November 24, 2013, we entered into a Stock Purchase Agreement among us and the investors named therein (the "Stock Purchase Agreement") pursuant to which we agreed to sell approximately $110 million of our equity to institutional investors in a Private Placement (the "Private Placement"). The equity included 13,400,000 shares of our common stock and 97,579 shares of a new series of our preferred stock, the Series B Participating Preferred Stock. The closing of the Private Placement occurred on November 29, 2013, and the Private Placement generated net proceeds to us of approximately $106.7 million (after placement agent expenses, but before other transaction expenses).

We called a special meeting of our shareholders of record as of December 13, 2013 to consider an amendment to our amended and restated articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares and to increase the authorized number of shares of our capital stock to 151,000,000. The special meeting took place on January 20, 2014 and our stockholders voted in favor of the amendment to our amended and restated articles of incorporation, and such amendment was filed with the Republic of Marshall Islands on January 20, 2014.  As a result of such stockholder approval and the filing of such amendment, each share of our Series B Participating Preferred Stock will be mandatorily converted into 100 shares of our common stock at a 1:100 ratio.

Note 7 – Stockholders equity and dividend payment
At the Company's 2012 annual general meeting of shareholders, the shareholders voted to authorize the Board to effect a reverse stock split of DHT's common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1 and to amend the articles of incorporation to effect the reverse stock split and adjust the total number of authorized shares of common stock to 30,000,000. The reverse stock split became effective as of close of business on July 16, 2012.

	Common stock	Preferred stock
Issued at December 31, 2013	29,040,974	97,579
Par value	$0.01	$0.01
Numbers of shares authorized for issue At December 31, 2012	30,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. The common shares outstanding reflect the 12-for-1 reverse split effective as of close of business on July 16, 2012.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series A
Under the terms of the backstopped equity offering that closed in May 2012, 442,666 shares of Series A Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series A Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series A Participating Preferred Stock being deemed to be equal to, after adjusting for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012, (i) 14.1667 shares of common stock (for periods prior to January 1, 2013) and (ii) 12.5000 shares of common stock (for periods commencing January 1, 2013), in each case subject to further adjustment.

After adjusting for the above mentioned 12-for-1 reverse stock split, one share of issued and outstanding Series A Participating Preferred Stock was deemed equal to 16.6667 shares of common stock (the "Participation Factor"), subject to further adjustment, for purposes of voting rights and determining liquidation preference amounts in certain instances of the Series A Participating Preferred Stock.

Effective July 17, 2012 until June 30, 2013, each holder of Series A Participating Preferred Stock could choose to exchange its shares of Series A Participating Preferred Stock, on an all or nothing basis, for shares of common stock at a 1:17 ratio unless and until the Participation Factor becomes subject to further adjustment. On July 1, 2013, all issued and outstanding shares of Series A Participating Preferred Stock have been mandatorily exchanged into shares of common stock at 1:17 ratio. On a fully exchanged basis, the Company now has a total of 15,640,975 outstanding common shares.

Series B
Under the terms of the Private Placement that closed in November 2013, 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series B Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series B Participating Preferred Stock equaling 100 shares of common stock.  In addition, one share of issued and outstanding Series B Participating Preferred Stock equaled 100 shares of common stock for purposes of voting rights.

On February 4, 2014, all issued and outstanding shares of our Series B Participating Preferred Stock will be mandatorily exchanged into shares of common stock at a 1:100 ratio. Subsequent to this exchange, the Company will have a total of 38,798,874 outstanding common shares.

Dividend payment as of December 31, 2013:
Payment date:	Total payment		Per common share
November 21, 2013	$0.3 million		$0.02
August 28, 2013	$0.3 million		$0.02
May 23, 2013	$0.3 million	*	$0.02
February 19, 2013	$0.3 million	**	$0.02
Total payment as of December 31, 2013:	$1.2 million		$0.08
*Total payment on May 23, 2013 includes $0.25 per Series A Participating Preferred Stock.
**Total payment on February 19, 2013 includes $0.28 per Series A Participating Preferred Stock.

Dividend payment as of December 31, 2012:
Payment date:	Total payment		Per common share
November 12, 2012	$0.3 million	*	$0.02
August 16, 2012	$3.4 million	**	$0.24
May 23, 2012	$3.4 million	**	$0.24	***
February 15, 2012	$1.9 million		$0.36	***
Total payment as of December 31, 2012:	$9.0 million		$0.86
*Total payment on November 12, 2012 includes $0.28 per Series A Participating Preferred Stock.
**Total payment on August 16 and May 23, 2012 includes $3.40 per Series A Participating Preferred Stock.
***Adjusted for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2012.

Note 8 – Accounts receivable
A significant part of the accounts receivable as of December 31, 2013 relates to working capital for vessels operating in commercial pools and in the spot market.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2012 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company's principal financial liability consists of long-term debt with the main purpose being to finance the Company's assets and operations. The Company's financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company's senior management oversees the management of these risks.

Note 10—OSG Bankruptcy and Claims
In connection with the Chapter 11 bankruptcy filing by OSG and certain of its affiliates commenced on November 14, 2012, OSG subsequently rejected our two long-term Suezmax bareboat charters with the approval of the presiding bankruptcy court. We and certain of our affiliates filed claims against OSG and certain of its affiliates, including two subsidiaries of OSG, Dignity Chartering Corporation ("Dignity") and Alpha Suezmax Corporation ("Alpha" and together with Dignity and OSG, the "Debtors"), for damages arising from the Debtors' rejection of the bareboat charter agreements for the Overseas Newcastle (now known as the DHT Target) and Overseas London (now known as the DHT Trader), respectively, and against OSG on account of its guarantees of the obligations of Dignity and Alpha, respectively, under each of the respective bareboat charter agreements (collectively, the "Claims").

We entered into Assignment of Claims Agreements with Citigroup Financial Products Inc. ("Citigroup") on March 14, 2013 in connection with the Claims whereby Citigroup agreed to purchase the undivided 100% interest in our right and title and interest in the Claims for a purchase price equal to 33.25% of the amount of the claim ultimately allowed by the U.S. Bankruptcy Court (the "Court"). We received an aggregate initial payment of approximately $6.9 million from Citigroup in the first quarter of 2013.

In November 2013, DHT and OSG agreed to a final claim amount of $46 million.  The amount was approved by the Court on December 19, 2013 and Citigroup made the final payment of $8.5 million on January 7, 2014.  This amount is recorded as an accounts receivables as of December 31, 2013. The final payment of $8.5 million combined with the $6.9 million paid in February 2013 totaling $15.4 million has been recorded as shipping revenues in Q4 2013.

Separately we filed six further claims in the amount of $3.4 million plus attorneys' fees against various affiliates of OSG, and OSG as guarantor of each claim on or about May 30, 2013. These claims have not been assigned to a third party. In November 2013 DHT and OSG agreed to a final claim amount of $1.5 million related to these claims.  The amount, timing and form of a recovery is not known and we have not recorded any amount related to a recovery in our financial statements as of December 31, 2013.

Note 11 – Subsequent Events

Dividend
On January 22, 2014 the Board approved a dividend of $0.02 per common share related to the fourth quarter 2013 to be paid on February 13, 2014 for shareholders of record as of February 6, 2014.

HHI Ship Construction Agreement
On January 8, 2014, we announced that we had declared the option to construct a VLCC at HHI with a contract price of $92.7 million, including certain additions and upgrades to the standard specification. The contractual terms are the same as for the two VLCC orders announced in December 2013. In January we paid a 20% pre-delivery installment related to this vessel totaling $18.6 million.  The remaining contract price is payable with $9.3 million in 2014, $9.3 million in 2015 and $55.6 million in 2016.

OSG Bankruptcy and Claims
In November 2013, DHT and OSG agreed to a final claim amount of $46 million.  The amount was approved by the Court on December 19, 2013 and Citigroup made the final payment of $8.5 million on January 7, 2014.  This amount is recorded as an accounts receivables as of December 31, 2013. The final payment of $8.5 million combined with the $6.9 million paid in February 2013 totaling $15.4 million has been recorded as shipping revenues in Q4 2013.

Special Meeting of Shareholders and Mandatory Exchange of Series B Participating Preferred Stock
We called a special meeting of our shareholders of record as of December 13, 2013 to consider an amendment to our amended and restated articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares and to increase the authorized number of shares of our capital stock to 151,000,000. The special meeting took place on January 20, 2014 and our shareholders voted in favor of the increase, and such amendment was filed with the Republic of Marshall Islands on January 20, 2014.  As a result of such stockholder approval and the filing of such amendment, each share of our Series B Participating Preferred Stock will be mandatorily converted into 100 shares of our common stock at a 1:100 ratio.  Subsequent to the exchange of the Series B Participating Preferred Stock into shares of our common stock, we will have 38,798,874 shares of our common stock outstanding.